UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(MARK ONE)
/X/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

/ /    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-31706

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PMA Capital Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PMA Capital Corporation
380 Sentry Parkway
Blue Bell, PA 19422

REQUIRED INFORMATION

The PMA Capital Corporation Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits,
Years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedule:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
PMA Capital Corporation Retirement Savings Plan
Blue Bell, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the PMA Capital Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 25, 2009

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Investments, at fair value:

Mutual funds	$74,269,227	$105,677,313

Common collective trust	21,209,732	19,021,659

Participant loans	2,324,396	2,266,860

Common stock fund	1,112,238	1,162,576

Total investments, at fair value	98,915,593	128,128,408

Participants’ contributions receivable	288,316	266,876

Employer’s contributions receivable	135,641	69,435

Net assets available for benefits at fair value	99,339,550	128,464,719

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	362,412	(184,603)

Net assets available for benefits	$99,701,962	$128,280,116

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2008	2007
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(38,205,559)	$40,445
Interest and dividends	4,296,188	7,711,606

Total investment income (loss)	(33,909,371)	7,752,051

Contributions:
Employer contributions, net of forfeitures	6,002,005	5,298,655
Participant contributions	5,742,578	5,365,032
Participant rollovers	803,307	880,963

Total contributions	12,547,890	11,544,650

Participant withdrawals	(7,209,838)	(10,159,004)

Administrative expenses and other	(6,835)	(6,075)

Net increase (decrease)	(28,578,154)	9,131,622

Net assets available for benefits:
Beginning of year	128,280,116	119,148,494

End of year	$99,701,962	$128,280,116

See accompanying notes to financial statements.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the PMA Capital Corporation Retirement Savings Plan (the “Plan”) is provided for general informational purposes only.  Participants should refer to the Plan document for more complete information.

A. General

The Plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”), allowing contributions to be made by participants on a pre-tax basis under Section 401(k) of the IRC.  The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B. Eligibility and Participation

Upon commencement of employment, all active regular full and part time employees of  PMA Capital Corporation and certain of its affiliates (the “Company”) are eligible to participate in the employee withholding and employer match portion of the Plan.  Employees must have at least one year of service to receive non-matching, quarterly age-based employer contributions (“Age-Based Contributions”).

C. Contributions

Participants and the Company make contributions to the Plan subject to IRC limits.  Participants may authorize the Company to withhold up to a maximum of 50% of their compensation each year for employee pre-tax contributions to the Plan.  In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary after-tax contribution. The Company, in turn, will make employer matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant’s compensation.

Age-Based Contributions are made in addition to any elective deferrals and employer matching contributions that might otherwise be made under the Plan.  In 2008 and 2007, Age-Based Contributions were $2,872,722 and $2,670,351, respectively.  The Age-Based Contributions for participants are as follows:

Participant's Age	Percentage of Compensation
Less than 30	2%
At least 30 but less than 45	3%
At least 45 but less than 55	4%
55 or older	5%

Participants, who were age 50 or older with at least 5 years of service with the Company as of December 31, 2005, receive special grandfathered Age-Based Contributions, in lieu of the Age-Based Contributions described above, as follows:

Participant's Age	Percentage of Compensation
At least 50 but less than 55	6%
At least 55 but less than 60	8%
60 or older	10%

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D. Investment Options

At December 31, 2008 and 2007, contributions were invested, at the election of the participants, in various mutual funds (“Mutual Funds”), the Vanguard Retirement Savings Trust (“Savings Trust”) and the PMA Capital Corporation Stock Fund (“Company Stock Fund”), which are managed by The Vanguard Group, an unrelated entity.  In the event an employee does not make an election, the Age-Based Contributions are invested in a Vanguard Target Retirement Fund based on the employee’s age and expected years to retirement assuming a retirement age of 65.

E. Vesting

When a participant attains age 65, becomes disabled as defined by the Company’s long-term disability plan, or dies, the full value of the employer’s contributions, plus allocated earnings thereon, become vested to the participant (or to the participant’s beneficiary in the event of death) and are non-forfeitable.  Prior to the occurrence of such events, participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses.  In addition, such former employees are entitled to their vested value of Company contributions and allocated earnings thereon, based on years of service.

The value of the employer’s matching contributions vests to a participant based on his or her years of service, as indicated in the following schedule:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	10%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

A participant’s interest in his or her Age-Based Contributions account vests in accordance with the following schedule:

Completed Years of Service	Vesting %
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

An employee’s contributions, plus actual earnings thereon, are always 100% vested.

F. Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of the Plan’s earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

G. Withdrawals and Distributions

Withdrawals and distributions of vested account balances are generally made upon retirement, termination, death or disability.  A participant’s vested account balance will be distributed in the form of a single lump sum cash payment.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

However, participants may elect to leave the money in the Plan subject to Internal Revenue Service (“IRS”) minimum distribution rules.  To the extent amounts are invested in the Company Stock Fund, a participant may elect to receive such amounts in the Company’s Class A Common Stock or cash.

H. Participant Loans

Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan.  Participants may initiate up to two loans each plan year, however, no more than two loans may be outstanding at any one time.  These interest-bearing loans are secured by the participant’s account balance and are repaid through payroll deductions.  The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application.  The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

I. Disposition of Forfeitures

Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, are applied to reduce future employer contributions.  For the years ended December 31, 2008 and 2007, $215,064 and $263,021, respectively, were used to offset employer contributions.  The amount of unvested, forfeited accounts available to reduce future employer contributions totaled $5,271 and $58,171 at December 31, 2008 and 2007, respectively.

2.	Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.  Certain prior year amounts have been reclassified to conform to the current year presentation.

C. Investment Valuation and Income Recognition

Investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Company Stock Fund is valued at its year end unit closing price (comprised of year end market price plus uninvested cash position).  Participant loans are valued at the original loan amount, plus accrued interest, less subsequent principal and interest payments, which approximates fair value.

The Savings Trust is a common collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (“Master Trust”).  The underlying investments of the Master Trust are primarily in pools of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond and securities trusts, and mutual funds.  As required by Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position  94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” the Plan’s investment in the Savings Trust is stated at fair value with the related adjustment amount to the contract value disclosed in the Statements of Net Assets Available for Benefits.  The contract value is the relevant measurement attribute to include in the Plan’s Net Assets Available for Benefits as it is the amount participants would receive if they were to initiate

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

permitted transactions.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Net appreciation and depreciation in fair value of investments, as presented in the statements of changes in net assets available for benefits, consists of realized gains and losses and net unrealized appreciation and depreciation on investments.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

D. Participant Withdrawals

Participant withdrawals are recorded when paid.

E. Administrative Expenses

The Company pays certain administrative expenses incurred by the Plan.

F. Risk and Uncertainties

The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

3.  Fair Value Measurements

In January 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”) issued by the FASB.  This Statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements.  SFAS 157 is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, but does not expand the use of fair value to any new circumstances.  More specifically, SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority given to quoted prices in active markets and the lowest priority to unobservable inputs.  Further, SFAS 157 requires tabular disclosures of the fair value measurements by level within the fair value hierarchy.  This Statement did not have a material impact on the Plan.

The following is a description of the Plan’s categorization of the fair value of its investments:

•
Level 1 – Fair value measures are based on unadjusted quoted market prices in active markets for identical securities.  The fair values of the Mutual Funds included in the Level 1 category are based on quoted market prices which represent the net asset value of shares held by the Plan.  The fair value of the Company Stock Fund included in the Level 1 category is comprised of the market price of the Company’s stock plus uninvested cash.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

•
Level 2 – Fair value measures are based on observable inputs, such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.  The fair value of the Savings Trust included in the Level 2 category is based on the net value of participation units held by the Plan.  The value of these units is determined based on the market values of the underlying assets of the Master Trust.

•
Level 3 – Fair value measures are based on inputs that are unobservable and significant to the overall fair value measurement, and may involve management judgment.  The fair values of the participant loans included in the Level 3 category are based on the original loan amount, plus accrued interest, less subsequent principal and interest payments.

The following table provides the fair value measurements of the Plan’s investments by level within the fair value hierarchy as of December 31, 2008.  These assets are measured on a recurring basis.

		Fair Value Measurements Using
	12/31/2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$74,269,227	$74,269,227	$-	$-
Common collective trust	21,209,732	-	21,209,732	-
Participant loans	2,324,396	-	-	2,324,396
Common stock fund	1,112,238	1,112,238	-	-
Total investments	$98,915,593	$75,381,465	$21,209,732	$2,324,396

The following table provides a summary of changes in the fair value of Level 3 assets within the fair value hierarchy for the year ended December 31, 2008:

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)
Beginning balance as of January 1, 2008	$2,266,860
Issuances, repayments, and settlements, net	57,536
Ending balance as of December 31, 2008	$2,324,396

4.   Investments

The net appreciation (depreciation) in the fair value of the Plan’s investments for each class of investments consists of the following for the years ended December 31:

	2008	2007
Mutual funds	$(38,084,401)	$166,987
Common stock fund	(121,158)	(126,542)
Total	$(38,205,559)	$40,445

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

 The following table presents the fair value of investments as of December 31:

	2008		2007

Vanguard Retirement Savings Trust(1)	$21,209,732	*	$19,021,659	*

PMA Capital Corporation Stock Fund	1,112,238		1,162,576

Mutual Funds:
Vanguard STAR Fund	16,001,701	*	20,986,541	*
Vanguard 500 Index Fund	13,213,928	*	21,032,267	*
Vanguard Total Bond Market Index Fund	11,066,253	*	7,225,110	*
Vanguard Morgan Growth Fund	9,902,635	*	17,592,727	*
Vanguard Windsor II Fund	9,673,112	*	16,860,169	*
Vanguard International Growth Fund	4,330,598		7,911,503	*
Vanguard Extended Market Index Fund	2,710,563		4,128,601
Vanguard Explorer Fund	2,438,112		4,256,946
Vanguard Total International Stock Index Fund	1,808,746		3,223,590
Vanguard Target Retirement 2020 Fund	742,875		435,190
Vanguard Target Retirement 2010 Fund	538,422		670,878
Vanguard Target Retirement 2025 Fund	461,217		190,850
Vanguard Target Retirement 2015 Fund	443,511		474,894
Vanguard Target Retirement 2030 Fund	290,822		229,610
Vanguard Target Retirement 2035 Fund	251,586		110,098
Vanguard Target Retirement 2045 Fund	153,345		48,678
Vanguard Target Retirement Income Fund	106,564		205,013
Vanguard Target Retirement 2040 Fund	71,634		30,832
Vanguard Target Retirement 2050 Fund	53,754		3,244
Vanguard Target Retirement 2005 Fund	9,849		60,572
Total Mutual Funds	74,269,227		105,677,313

Participant loans	2,324,396		2,266,860

Total investments	$98,915,593		$128,128,408

*Indicates that investment is in excess of 5% of net assets available for Plan benefits.

(1) The contract value of the Vanguard Retirement Savings Trust was $21,572,144 and $18,837,056 as of December  31, 2008 and 2007, respectively.

5.  Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as trustee for only those investments as defined by the Plan.  In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services.

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.  Tax Status

The IRS has determined and informed the Company by a letter, dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  In January 2008, a request for a new determination letter was filed with the IRS.

8.  Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive investment contracts are reported in the financial statements at contract value but are adjusted to fair value in the Form 5500.

The following is a reconciliation of net assets available for benefits from the financial statements to the Form 5500 as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$99,701,962	$128,280,116

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(362,412)	184,603

Net assets available for benefits per the Form 5500	$99,339,550	$128,464,719

The following is a reconciliation of investment income (loss) from the financial statements to the Form 5500 for the years ended December 31:

	2008	2007

Investment income (loss) per the financial statements	$(33,909,371)	$7,752,051

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(547,015)	184,603

Investment income (loss) per the Form 5500	$(34,456,386)	$7,936,654

PMA CAPITAL CORPORATION RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2008
EIN: 23 – 2217932
PN: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Vanguard Retirement Savings Trust	Common Collective Trust	$21,209,732
*	Vanguard STAR Fund	Mutual Fund	16,001,701
*	Vanguard 500 Index Fund	Mutual Fund	13,213,928
*	Vanguard Total Bond Market Index Fund	Mutual Fund	11,066,253
*	Vanguard Morgan Growth Fund	Mutual Fund	9,902,635
*	Vanguard Windsor II Fund	Mutual Fund	9,673,112
*	Vanguard International Growth Fund	Mutual Fund	4,330,598
*	Vanguard Extended Market Index Fund	Mutual Fund	2,710,563
*	Vanguard Explorer Fund	Mutual Fund	2,438,112
*	Vanguard Total International Stock Index Fund	Mutual Fund	1,808,746
*	PMA Capital Corporation Stock Fund	Company Stock Fund	1,112,238
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	742,875
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	538,422
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	461,217
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	443,511
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	290,822
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	251,586
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	153,345
*	Vanguard Target Retirement Income Fund	Mutual Fund	106,564
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	71,634
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	53,754
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	9,849
*	Participant loans	Loans (interest rates range
		from 4.0% to 10.9%)	2,324,396

	Total Investments		$98,915,593

*     Indicates a party-in-interest.
**  Column (d), cost, has been omitted as all investments are participant directed.

Exhibits

Exhibits are listed in the Exhibit Index appearing on page E-1.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PMA Capital Corporation Retirement Savings Plan

Date: June 29, 2009	By: /s/ John M. Cochrane
John M. Cochrane
Plan Administrator

Exhibit Index

Number		Description	Method of Filing

(23)		Consent of Independent Registered Public Accounting Firm:

	23	Consent of Beard Miller Company LLP	Filed herewith

E-1